UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Visteon Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

92839U107
(CUSIP Number)

Mr. Patrick Li
3283 West 34th Avenue
Vancouver, British Columbia,
Canada
(604) 537-7721

Occupation: Business man

Principle Business:

Modern International Holdings
3283 West 34th Avenue
Vancouver, British Columbia,
Canada V6N 2K4
(604) 637-7721

With a copy to:

Charles Rendina, Esq.
Boughton Law Corp.
700-595 Burrard Street
PO Box 49290
Vancouver, British Columbia
Canada V7X 1S8
(604) 605-8339

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Has Patrick Li, during the last five years, been convicted of a criminal proceeding?

No

Has Patrick Li, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws?

No

September 29, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]
Not Applicable

3	SEC USE ONLY

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

-0-

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-

Mei Qin has sole voting power over 4,650,000
He Yi has Sole voting power over 4,650,000

OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		8,200,000

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 3 OF 5 PAGES

This Schedule 13D filed on November 17, 2009 by Patrick Li, relating to the shares of common stock, $1.00 par value (the "Shares"), of Visteon Corporation (the "Issuer").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 is hereby amended and restated as follows:

     All of the funds used to purchase the Shares described in this Schedule 13D came from the personal funds of the Mei Qin and He Yi a total of approximately $623,250.60 was paid to acquire such Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5,

     (a) The Reporting Person directly owns 8,200,000 Shares, constituting approximately 6.2% of the Shares outstanding.

     The aggregate percentage of Shares directly owns by the Reporting Person is based upon 130,400, 000 Shares outstanding, which is the total number of Shares outstanding as of September 9th, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2009.

     (b) Mei Qui and He Yi each possess sole power to vote 4,650.000 shares. The reporting person has discretion to direct the disposition of 8,200,000 of those shares. The Reporting Person directly owns 6.2% of the deemed issued and outstanding as of September 9, 2009.

     (c) The Information concerning transactions in the Shares directly owned by the reporting person is set forth in Schedule A hereto and is incorporated by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 4 OF 5 PAGES

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

/s/

Patrick Li

CUSIP NO. 92839U107	SCHEDULE 13D	PAGE 5 OF 5 PAGES

SCHEDULE A

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance

15-Sep	Buy	571	VISTEON CORP	0.112		0.00	62,329.81
15-Sep	Buy	5,000	VISTEON CORP	0.112		0.00	62,329.81
15-Sep	Buy	20,000	VISTEON CORP	0.112		0.00	62,329.81
15-Sep	Buy	28,000	VISTEON CORP	0.112		0.00	62,329.81
			VISTEON CORP
15-Sep	Buy	1,400	UK*0236	0.112	6163.75		56,166.06
22-Sep	Buy	5,000	VISTEON CORP	0.119		0.00	190,655.29
22-Sep	Buy	10,000	VISTEON CORP	0.119		0.00	190,655.29
22-Sep	Buy	10,000	VISTEON CORP	0.119		0.00	190,655.29
22-Sep	Buy	25,000	VISTEON CORP	0.119		0.00	190,655.29
			VISTEON CORP
22-Sep	Buy	20,000	BW*0166	0.119	8337.00		182,318.29
			VISTEON CORP
22-Sep	Buy	5,000	BW*0166	0.119	595.00		181,723.29
			VISTEON CORP
22-Sep	Sell	-14,000	YV*0379	0.135		1882.95	183,606.24
22-Sep	Sell	-7	VISTEON CORP	0.135		0.00	183,606.24
22-Sep	Sell	-5,000	VISTEON CORP	0.135		0.00	183,606.24
			VISTEON CORP
22-Sep	Sell	-10,000	EC*1036	0.135		2018.89	185,625.13
22-Sep	Buy	5,000	VISTEON CORP	0.130		0.00	185,625.13
22-Sep	Buy	17,102	VISTEON CORP	0.130		0.00	185,625.13
22-Sep	Buy	25,000	VISTEON CORP	0.130		0.00	185,625.13
22-Sep	Buy	40,000	VISTEON CORP	0.130		0.00	185,625.13
			VISTEON CORP
22-Sep	Buy	6,700	VU*0883	0.130	12201.26		173,423.87
22-Sep	Buy	50,000	VISTEON CORP	0.130		0.00	173,423.87
			VISTEON CORP
22-Sep	Buy	48,100	VU*0883	0.130	12753.00		160,670.87
22-Sep	Buy	5,000	VISTEON CORP	0.120		0.00	160,670.87
22-Sep	Buy	9,991	VISTEON CORP	0.120		0.00	160,670.87
22-Sep	Buy	25,000	VISTEON CORP	0.120		0.00	160,670.87
22-Sep	Buy	80,000	VISTEON CORP	0.120		0.00	160,670.87
			VISTEON CORP
22-Sep	Buy	4,731	EB*1376	0.120	14973.64		145,697.23
22-Sep	Buy	25,000	VISTEON CORP	0.120		0.00	145,697.23
			VISTEON CORP
22-Sep	Buy	3,800	EB*1376	0.120	3456.00		142,241.23

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	142,241.23
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	142,241.23
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	142,241.23
22-Sep	Buy	19,700	VISTEON CORP	0.140		0.00	142,241.23
			VISTEON CORP
22-Sep	Buy	6,300	DW*1675	0.140	7847.00		134,394.23
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	134,394.23
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	134,394.23
22-Sep	Buy	20,000	VISTEON CORP	0.140		0.00	134,394.23
22-Sep	Buy	20,000	VISTEON CORP	0.140		0.00	134,394.23
			VISTEON CORP
22-Sep	Buy	25,000	DW*1675	0.140	11900.00		122,494.23
22-Sep	Buy	401	VISTEON CORP	0.140		0.00	122,494.23
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	122,494.23
22-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	122,494.23
22-Sep	Buy	10,052	VISTEON CORP	0.140		0.00	122,494.23
			VISTEON CORP
22-Sep	Buy	19,500	DW*1675	0.140	6993.42		115,500.81
			VISTEON CORP
22-Sep	Buy	9,047	DW*1675	0.140	1266.58		114,234.23
22-Sep	Buy	5,000	VISTEON CORP	0.132		0.00	114,234.23
22-Sep	Buy	15,000	VISTEON CORP	0.132		0.00	114,234.23
22-Sep	Buy	50,000	VISTEON CORP	0.132		0.00	114,234.23
			VISTEON CORP
22-Sep	Buy	5,000	JZ*0715	0.132	9942.00		104,292.23
23-Sep	Buy	30,000	VISTEON CORP	0.125		0.00	662,731.68
			VISTEON CORP
23-Sep	Buy	70,000	IC*0475	0.125	12507.00		650,224.68
			VISTEON CORP
23-Sep	Buy	50,000	JM*0614	0.126	6307.00		643,917.68
23-Sep	Buy	5,000	VISTEON CORP	0.127		0.00	643,917.68
23-Sep	Buy	90,000	VISTEON CORP	0.128		0.00	643,917.68
			VISTEON CORP
23-Sep	Buy	5,000	QI*0908	0.128	12802.00		631,115.68
23-Sep	Sell	-100	VISTEON CORP	0.127		0.00	631,115.68
23-Sep	Sell	-19,900	VISTEON CORP	0.127		0.00	631,115.68
23-Sep	Sell	-25,000	VISTEON CORP	0.127		0.00	631,115.68
23-Sep	Sell	-50,000	VISTEON CORP	0.127		0.00	631,115.68
			VISTEON CORP
23-Sep	Sell	-861	WA*1225	0.127		12167.03	643,282.71
23-Sep	Sell	-100	VISTEON CORP	0.127		0.00	643,282.71

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
23-Sep	Sell	-12,900	VISTEON CORP	0.127		0.00	643,282.71
23-Sep	Sell	-22,000	VISTEON CORP	0.127		0.00	643,282.71
23-Sep	Sell	-69,039	VISTEON CORP	0.127		0.00	643,282.71
			VISTEON CORP
23-Sep	Sell	-100	WA*1225	0.127		13225.31	656,508.02
			VISTEON CORP
23-Sep	Buy	50,000	PB*0782	0.126	6307.00		650,201.02
23-Sep	Buy	7,526	VISTEON CORP	0.126		0.00	650,201.02
23-Sep	Buy	23,435	VISTEON CORP	0.127		0.00	650,201.02
			VISTEON CORP
23-Sep	Buy	69,039	OO*0312	0.127	12699.48		637,501.54
23-Sep	Buy	95,000	VISTEON CORP	0.128		0.00	637,501.54
			VISTEON CORP
23-Sep	Buy	5,000	MS*1025	0.128	12807.00		624,694.54
23-Sep	Buy	5,000	VISTEON CORP	0.125		0.00	624,694.54
			VISTEON CORP
23-Sep	Buy	5,000	BC*1505	0.125	1257.00		623,437.54
			VISTEON CORP
23-Sep	Buy	200,000	JH*1369	0.125	25007.00		598,430.54
24-Sep	Buy	31	VISTEON CORP	0.135		0.00	877,309.36
24-Sep	Buy	45,000	VISTEON CORP	0.136		0.00	877,309.36
			VISTEON CORP
24-Sep	Buy	99,444	AG*1424	0.136	19655.57		857,653.79
24-Sep	Buy	700	VISTEON CORP	0.138		0.00	857,653.79
24-Sep	Buy	49,300	VISTEON CORP	0.140		0.00	857,653.79
			VISTEON CORP
24-Sep	Buy	50,000	YD*0822	0.140	14005.60		843,648.19
24-Sep	Buy	4,638	VISTEON CORP	0.139		0.00	843,648.19
24-Sep	Buy	7,900	VISTEON CORP	0.140		0.00	843,648.19
24-Sep	Buy	82,462	VISTEON CORP	0.140		0.00	843,648.19
24-Sep	Buy	100,000	VISTEON CORP	0.140		0.00	843,648.19
			VISTEON CORP
24-Sep	Buy	5,000	FQ*1160	0.140	28006.54		815,641.65
24-Sep	Buy	5,700	VISTEON CORP	0.138		0.00	815,641.65
24-Sep	Buy	10,000	VISTEON CORP	0.138		0.00	815,641.65
24-Sep	Buy	15,000	VISTEON CORP	0.138		0.00	815,641.65
24-Sep	Buy	20,000	VISTEON CORP	0.138		0.00	815,641.65
			VISTEON CORP
24-Sep	Buy	49,300	GF*1359	0.138	13807.00		801,834.65
24-Sep	Buy	700	VISTEON CORP	0.140		0.00	801,834.65

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
24-Sep	Buy	5,000	VISTEON CORP	0.140		0.00	801,834.65
24-Sep	Buy	14,400	VISTEON CORP	0.140		0.00	801,834.65
24-Sep	Buy	14,900	VISTEON CORP	0.140		0.00	801,834.65
			VISTEON CORP
24-Sep	Buy	5,000	EL*1157	0.140	5607.00		796,227.65
24-Sep	Buy	10,000	VISTEON CORP	0.140		0.00	796,227.65
24-Sep	Buy	20,000	VISTEON CORP	0.140		0.00	796,227.65
24-Sep	Buy	20,000	VISTEON CORP	0.140		0.00	796,227.65
			VISTEON CORP
24-Sep	Buy	10,000	EL*1157	0.140	8400.00		787,827.65
25-Sep	Buy	5,000	VISTEON CORP	0.190		0.00	998,200.95
25-Sep	Buy	10,000	VISTEON CORP	0.190		0.00	998,200.95
			VISTEON CORP
25-Sep	Buy	185,000	TQ*1690	0.193	38562.00		959,638.95
25-Sep	Buy	2	VISTEON CORP	0.166		0.00	959,638.95
25-Sep	Buy	5,000	VISTEON CORP	0.188		0.00	959638.95
25-Sep	Buy	5,000	VISTEON CORP	0.190		0.00	959,638.95
25-Sep	Buy	50,000	VISTEON CORP	0.166		0.00	959,638.95
			VISTEON CORP
25-Sep	Buy	8,000	NZ*1195	0.190	11717.33		947,921.62
25-Sep	Buy	5,000	VISTEON CORP	0.190		0.00	947,921.62
25-Sep	Buy	5,937	VISTEON CORP	0.190		0.00	947,921.62
25-Sep	Buy	20,000	VISTEON CORP	0.190		0.00	947,921.62
			VISTEON CORP
25-Sep	Buy	101,061	NZ*1195	0.195	25584.93		922,336.69
25-Sep	Buy	5,000	VISTEON CORP	0.170		0.00	922,336.69
25-Sep	Buy	20,000	VISTEON CORP	0.170		0.00	922,336.69
25-Sep	Buy	55,000	VISTEON CORP	0.170		0.00	922,336.69
25-Sep	Buy	55,000	VISTEON CORP	0.170		0.00	922,336.69
			VISTEON CORP
25-Sep	Buy	55,000	MV*1452	0.170	32307.00		890,029.69
25-Sep	Buy	1,200	VISTEON CORP	0.170		0.00	890,029.69
			VISTEON CORP
25-Sep	Buy	8,800	MV*1452	0.170	1700.00		888,329.69
			VISTEON CORP
28-Sep	Buy	10,000	LS*2180	0.220	2207.00		1,014,895.23
28-Sep	Buy	5,000	VISTEON CORP	0.255		0.00	1,014,895.23
28-Sep	Buy	13,941	VISTEON CORP	0.256		0.00	1,014,895.23
28-Sep	Buy	29,000	VISTEON CORP	0.256		0.00	1,014,895.23
28-Sep	Buy	40,000	VISTEON CORP	0.255		0.00	1,014,895.23

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
			VISTEON CORP
28-Sep	Buy	12,059	RP*1548	0.256	25562.00		989,333.23
			VISTEON CORP .23
28-Sep	Buy	100,000	UT*1293	0.235	23507.00		965,826
28-Sep	Buy	5,000	VISTEON CORP	0.263		0.00	965,826.23
28-Sep	Buy	5,000	VISTEON CORP	0.263		0.00	965,826.23
28-Sep	Buy	5,000	VISTEON CORP	0.263		0.00	965,826.23
28-Sep	Buy	5,000	VISTEON CORP	0.263		0.00	965,826.23
			VISTEON CORP
28-Sep	Buy	5,000	ES*1013	0.263	6582.00		959,244.23
28-Sep	Buy	5,000	VISTEON CORP	0.264		0.00	959,244.23
28-Sep	Buy	10,000	VISTEON CORP	0.264		0.00	959,244.23
28-Sep	Buy	10,000	VISTEON CORP	0.264		0.00	959,244.23
28-Sep	Buy	15,000	VISTEON CORP	0.264		0.00	959,244.23
			VISTEON CORP
28-Sep	Buy	5,000	ES*1013	0.264	11880.00		947,364.23
28-Sep	Buy	13	VISTEON CORP	0.264		0.00	947,364.23
28-Sep	Buy	130	VISTEON CORP	0.264		0.00	947,364.23
28-Sep	Buy	4,713	VISTEON CORP	0.264		0.00	947,364.23
28-Sep	Buy	7,987	VISTEON CORP	0.264		0.00	947,364.23
			VISTEON CORP
28-Sep	Buy	12,000	ES*1013	0.264	6558.55		940805.68
			VISTEON CORP
28-Sep	Buy	5,157	ES*1013	0.264	1361.45		939,444.23
28-Sep	Buy	500	VISTEON CORP	0.215		0.00	939,444.23
28-Sep	Buy	9,500	VISTEON CORP	0.215		0.00	939,444.23
			VISTEON CORP
28-Sep	Buy	5,000	FW*1603	0.220	3257.00		936,187.23
28-Sep	Buy	1,589	VISTEON CORP	0.260		0.00	936,187.23
28-Sep	Buy	4,900	VISTEON CORP	0.260		0.00	936,187.23
28-Sep	Buy	10,000	VISTEON CORP	0.260		0.00	936,187.23
28-Sep	Buy	50,000	VISTEON CORP	0.260		0.00	936,187.23
			VISTEON CORP
28-Sep	Buy	4,000	WQ*1298	0.260	18334.14		917,853.09
28-Sep	Buy	19,511	VISTEON CORP	0.260		0.00	917,853.09
			VISTEON CORP
28-Sep	Buy	10,000	WQ*1298	0.260	7672.86		910,180.23
28-Sep	Buy	5,000	VISTEON CORP	0.221		0.00	910,180.23
28-Sep	Buy	40,000	VISTEON CORP	0.221		0.00	910,180.23
28-Sep	Buy	50,000	VISTEON CORP	0.221		0.00	910,180.23

				Price	Charged	Credited	Account
Date	Activity	Quantity	Description	($)	($)	($)	Balance
			VISTEON CORP
28-Sep	Buy	5,000	PF*1164	0.221	22157.00		888,023.23
			VISTEON CORP
Sep 29	Buy	100,000	EF*2514	0.195	19507.00		381,395.23
			VISTEON CORP
Sep 29	Buy	100,000	YV*1153	0.188	18807.00		362,588.23

Sep 29	Buy	10,000	VISTEON CORP	0.182		0.00	362,588.23
			VISTEON CORP
Sep 29	Buy	90,000	EJ*1410	0.189	18837.00		343,751.23
Sep 30	Buy	20,000	VISTEON CORP	0.156		0.00	183,737.23
Sep 30	Buy	55,000	VISTEON CORP	0.170		0.00	183,737.23
			VISTEON CORP
Sep 30	Buy	25,000	SO*1936	0.170	16727.00		167,010.23
Sep 30	Buy	5,000	VISTEON CORP	0.159		0.00	167,010.23
Sep 30	Buy	15,000	VISTEON CORP	0.159		0.00	167,010.23
Sep 30	Buy	15,000	VISTEON CORP	0.159		0.00	167,010.23
Sep 30	Buy	25,000	VISTEON CORP	0.159		0.00	167,010.23
			VISTEON CORP
Sep 30	Buy	15,000	ND*2300	0.159	11932.00		155,078.23
Oct 05	Buy	5,000	VISTEON CORP	0.176		0.00	155,060.82
Oct 05	Buy	25,000	VISTEON CORP	0.176		0.00	155,060.82
Oct 05	Buy	50,000	VISTEON CORP	0.176		0.00	155,060.82
			VISTEON CORP
Oct 05	Buy	20,000	YJ*1814	0.176	17607.00		137,453.82
			VISTEON CORP
Oct 05	Buy	100,000	YC*3466	0.176	17607.00		119,846.82